November 20, 2015

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:          Editas Medicine, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted October 16, 2015
CIK No. 0001650664

Ladies and Gentlemen:

On behalf of Editas Medicine, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to comments contained in a letter, dated November 13, 2015 (the “Letter”), from Suzanne Hayes of the Staff (the “Staff”) of the Securities and Exchange Commission to Katrine S. Bosley, the Company’s Chief Executive Officer.  The responses contained herein are based on information provided to us by representatives of the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Prospectus Summary, page 1

Our Business, page 1

1.              We refer to your disclosure in the second paragraph under the heading which indicates that you “have developed” a proprietary genome editing platform based on CRISPR/Cas9 technology. Please revise this paragraph, or the preceding one, to clarify that your research is pre-clinical in nature. Also, tell us, and revise, as appropriate to indicate whether your editing platform is fully developed or whether it remains under

Securities and Exchange Commission
Division of Corporation Finance

November 20, 2015

active development. In this regard, we note that your research efforts are pre-clinical and your disclosure on page 20 highlights material risks relating to off-target editing. Based on the disclosure at the bottom of page 100, it is also unclear whether you can achieve commercial success unless and until your editing platform is modified to allow for different types of cuts.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 76, 98, 104, and 116 of Amendment No. 1 to the Registration Statement.  The Company supplementally advises the Staff that its genome editing platform has been developed as described in the Registration Statement but is also under active development in connection with the Company’s pursuit of its ongoing therapeutic programs.  In addition, the Company expects that it will continue to develop and expand the capabilities of its genome editing platform in connection with future therapeutic programs that it may pursue.

2.              Please revise the final sentence of the second paragraph under the heading to clarify and put into context your statement concerning your ability to “efficiently develop and advance” a broad range of therapies. In this regard, we note your disclosure page 14 which indicates that it typically takes about 10 to 15 years to develop a new medicine and your disclosures on page 15 concerning the difficultly of predicting the time and cost of product candidate development, particularly when the candidate acts at the level of DNA.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 98 of Amendment No. 1 to the Registration Statement.

3.              We refer to the final sentence of the second paragraph on page 2. Please tell us your basis for disclosing and highlighting in the Summary that you enjoy a “durable competitive position in the marketplace” from your patent estate given your risk factor disclosure on page 43 highlighting that the current University of California and/or Rockefeller matters could cause you to cease development, manufacture and commercialization of one or more product candidates and have a material adverse impact on the business.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 99 of Amendment No. 1 to the Registration Statement.  Excluding the patents and patent applications subject to the potential interference matters with the University of California, on behalf of itself and the University of Vienna, and Emmanuelle Charpentier (“University of California, et al.”), and ToolGen, Inc. (“ToolGen”), the patent application with respect to which Rockefeller University (“Rockefeller”) has filed a continuation application, and the European patent against which oppositions have been filed, as of September 30, 2015, the Company has in-licensed

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8 U.S. patents, 62 pending U.S. patent applications, three European patents and related validations, 28 pending European patent applications, 22 pending PCT applications, and other related patent applications in jurisdictions outside the United States and Europe.  The University of California, et al., ToolGen, Rockefeller and European Opposition matters cover 13 in-licensed patents and six in-licensed patent applications.  Thus, the Company supplementally advises the Staff that even if the University of California, et al., ToolGen, Rockefeller and European Opposition matters were to cause the Company to cease development, manufacture, and commercialization of one or more product candidates and have a material adverse impact on the Company’s business, the Company believes its patent estate would nonetheless have the potential to provide the Company with a durable competitive position in the marketplace as a result of the exclusive in-licenses of intellectual property from The General Hospital Corporation, d/b/a Massachusetts General Hospital (“MGH”), and Duke University (“Duke”), the other in-licensed intellectual property from The Broad Institute, Inc. (“Broad”), and President and Fellows of Harvard College (“Harvard”), and the Company’s own developed patent applications and any patents that issue therefrom.

Our Genome Editing Platform, page 2

4.              Please revise the Summary to explain briefly what you intend to commercialize and who your customers will be. In this regard, we note your disclosure on page 16 that you intend to sell biologics. Accordingly, the Summary discussion should explain briefly what a biologic is and how it compares to a drug. If material to your commercialization plans, also revise to disclose whether you will sell or license your editing platform and/or sell or license editing reagents, which are referenced on page 119.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 106 of Amendment No. 1 to the Registration Statement.  As disclosed in the Registration Statement, the Company intends to commercialize medicines for administration to patients.  The Company supplementally advises the Staff that it currently has no intention to license its editing platform or sell or license editing reagents.

5.              Please provide narrative disclosure here, and on page 103, to indicate how many potential patients each figure in the chart is intended to represent.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 106 of Amendment No. 1 to the Registration Statement.

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Division of Corporation Finance

November 20, 2015

Risks Associated with Our Business, page 4

6.              Please revise the second bullet point under the heading, or add an additional one, to highlight your disclosure on page 75 that you do not expect to generate any revenue from product sales for the foreseeable future.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1 to the Registration Statement.

7.              Revise the penultimate bullet point on page 5 to clarify that you presently are subject to inventorship disputes. Revise here, or under a separate subheading in the Summary to address your risk factor disclosure on page 43 highlighting that the current University of California and/or Rockefeller matters could cause you to cease development, manufacture and commercialization of one or more product candidates and have a material adverse impact on the business.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6 of Amendment No. 1 to the Registration Statement.

The Offering, page 7

8.              Please revise to state the number of shares issued upon early exercise of stock options subject to repurchase.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 73 of Amendment No. 1 to the Registration Statement.

Risk Factors, page 11

Our rights to develop and commercialize . . ., page 41

9.              Please revise the second paragraph or elsewhere in the registration statement, as applicable, to discuss responsibility for costs associated with in-licensed patents, including those related to proceedings before the USPTO or enforcement in courts of applicable jurisdiction. In this regard, we note your disclosures on page 87 concerning expenses to defend patents and intellectual property.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 133 of Amendment No. 1 to the Registration Statement to provide additional detail regarding its reimbursement obligations to Broad and Harvard.  The Company supplementally advises the Staff that it has provided disclosure on page 134 of Amendment No. 1 to the Registration Statement regarding its responsibility to pay the costs of interference and derivation proceedings with respect to the patent rights it

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Division of Corporation Finance

November 20, 2015

has licensed from Broad and Harvard and has provided disclosure on page 134 of Amendment No. 1 to the Registration Statement regarding the Company’s responsibility for the costs of any lawsuits it elects to initiate with respect to these patent rights. The Company advises the Staff that in response to the Staff’s comment it has also revised the disclosure on pages 135 and 136 of Amendment No. 1 to the Registration Statement to state that it is responsible for paying the costs of interference and opposition proceedings with respect to the patent rights it has licensed from MGH and that it is responsible for the costs of any lawsuits that it initiates with respect to the MGH patent rights.  The Company notes that, in contrast to the license agreement with Broad and Harvard and MGH, its license agreement with Duke does not specifically address interference and opposition proceedings.  The Company advises the Staff that it has disclosed on pages 137-138 of Amendment No. 1 to the Registration Statement that it is responsible for the costs of any lawsuits that it initiates with respect to the Duke patent rights.

Some of our owned and in-licensed patents and other intellectual property . . ., page 42

10.       Please revise the risk factor so that it is clear how a “Suggestion of Interference” differs from a continuation patent application. Also, identify the in-licensed patent that is the subject of the continuation patent application filed by Rockefeller and describe briefly, if known, Rockefeller’s claimed basis for the continuation application.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 43-44 of Amendment No. 1 to the Registration Statement.  The Company supplementally advises the Staff that Rockefeller did not make any assertions in the continuation application as to the claimed basis for such application.

In preparation of this offering, we identified a material weakness. . . , page 61

11.       Please provide additional detail in an appropriate section of your registration statement regarding the specific steps you are taking to remediate your material weakness in your internal controls over financial reporting.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 96-97 of Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission
Division of Corporation Finance

November 20, 2015

Use of Proceeds, page 66

12.       Please revise to disclose the approximate amounts intended to be used for expansion of the platform technology and preclinical studies other than those related to LCA10 and engineered T cells.

Response:                                        The Company advises the Staff that it cannot reasonably estimate capital requirements for the expansion of the Company’s platform technology because it is interdependent with progress made on the Company’s therapeutic programs.  The Company also advises the Staff that with respect its research programs other than LCA10 and engineered T cells, it cannot make reasonable estimates of expenses due to the early stages of development of these programs.  In addition, the Company expects that the amounts that it will ultimately spend on such programs will depend in part on the amounts needed to progress its LCA10 and engineered T cell programs, which are subject to substantial uncertainty, and the availability of funds to meet those needs.  Accordingly, the Company has not allocated specific amounts of offering proceeds for use for these matters and believes that disclosing specific amounts would potentially mislead investors to believe that such allocations have been made or that the Company has more specific estimates of expenses related to these matters than it currently has.

Expenses, page 75

13.       Please reconcile your disclosure on page 76 that you have not identified a product candidate for advancement into clinical trials with your disclosure on page 108 that you aim to initiate a first clinical trial in 2017 in Leber Congenital Amaurosis.

Response:                                        As disclosed on pages 108-112 of Amendment No. 1 to the Registration Statement, the Company is currently evaluating a number of AAV vectors expressing candidate guide RNA pairs with Cas9 to identify a specific product candidate or candidates for advancement into clinical trials.  Based upon the significant drug discovery experience of the Company’s management team and the work completed to date, the Company believes that at least one of the guide RNA/Cas9 complexes currently under evaluation will be suitable to advance into IND-enabling studies in 2016 and into a first Phase 1 clinical trial in 2017, however the Company’s data to date have not yet supported selection of the particular product candidate or candidates for advancement.  At such time as the Company has selected a specific guide RNA/Cas9 complex for advancement into clinical trials, it will begin separately tracking research and development costs for its LCA10 program as discussed on page 78 of Amendment No. 1 to the Registration Statement.  Accordingly, the Company believes that no revisions to the Registration Statement are necessary in response to the Staff’s comment.

Securities and Exchange Commission
Division of Corporation Finance

November 20, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 81

14.       We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:                                        The Company acknowledges the Staff’s comment and will provide such an analysis when an estimated offering price is available.

Overview, page 95

15.       We note your disclosure on page 2 and 96 highlighting that your company was founded by world leaders in genome editing. Discuss their current involvement with the company and describe the obligations, if any, they owe to you for work on CRISPR/Cas9, TALENS and other related technologies. In this regard, we note that your Summary on page 2 highlights the involvement of these founders but your risk factor on page 18 indicates that you do not have rights to one founder’s work on a protein that “may work better than” the Cas9 protein in some cases. Please explain why you do not have access to this founder’s work and any material consequences to your business plans. Also, discuss whether you have Invention and Non-Disclosure Agreements as well as Non-Competition and Non-Solicitation Agreements with your founders.

Response:                                        The Company advises the Staff that Company founders Drs. Feng Zhang, George Church, David Liu, J. Keith Joung continue to be actively involved with the Company as consultants, and in the case of Dr. Zhang also as a board observer.  The Company’s founder Dr. Jennifer Doudna ceased to be involved with the Company in May 2014.  Drs. Zhang, Church, Liu, and Joung have contractual obligations to the Company to provide consulting and advisory services to the Company on an exclusive basis with respect to research and technology development in the area of Cas9 and TALEN genome editing technologies, including participation in corporate and research and development strategy sessions, recruiting and interviewing activities, finding and establishing laboratory space, advising on the design of experiments and other research and development activities.  In addition, the Company’s agreements with Drs. Zhang, Church, Liu, and Joung include non-disclosure obligations with respect to the Company’s proprietary information, non-competition and non-solicitation obligations owed to the Company and requirements for the

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assignment to the Company of inventions.  These assignment of inventions obligations are subject to certain exclusions, including for inventions that are outside the scope of the Company’s existing or planned research and development activities and which are made and conceived not during normal working hours, not on the Company’s premises and not using the Company’s tools, devices, equipment or proprietary information.  In addition, each of the Company’s continuing founders is primarily employed by an academic institution and is required to assign to such institution any inventions of his conceived in the course of his employment with such institution.  As a result, the Company is not entitled under its agreement with Dr. Zhang to Dr. Zhang’s inventions with respect to Cpf1 and Dr. Zhang is not entitled to license this intellectual property to the Company because it is owned by Broad.  These inventions were also made subsequent to the date of the Company’s licensing of intellectual property from Broad and the Company does not have rights to these inventions under that agreement.  While Cpf1 may have features that could be beneficial for genome editing in certain circumstances, no such features have been proven with a sufficient level of scientific rigor for the Company to know if the existence of Cpf1 is likely to have a material consequence for its business.

With respect to the Company’s disclosures regarding its founders on pages 2 and 99 of Amendment No. 1 to the Registration Statement, the Company advises the Staff that it decided not describe its founders’ current or future involvement with the Company or future assignment of inventions to the Company because although the Company anticipates that they may choose to license future inventions to the Company, the Company has no assurance that they will do so.  The Company believes that no revisions to such disclosures are necessary in response to the Staff’s comment because such disclosures describe only the founders’ discoveries in the past, which underlie the intellectual property that the Company has licensed from the founders and their institutions.

16.       With respect to your founders, we note that your November 25, 2013 press release identifies Jennifer Doudna, Ph.D., a professor at University of California, Berkeley, as one of your five founders. We also note multiple press accounts indicating that Dr. Doudna has left your company, that she has founded one or more of the competitors whom you identify in the draft registration statement and that her research is directly at issue in the Suggestion of Interference filed by the University of California, Berkeley. Accordingly, please substantially revise your draft registration statement, including your summary, risk factor and intellectual property discussions to discuss specifically Dr. Doudna’s role in your company, and, as applicable, her involvement with your competitors and in the Suggestion of Interference matter. We may have further comment after we see your revised disclosures.

Securities and Exchange Commission
Division of Corporation Finance

November 20, 2015

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6, 42-43, and 128-129 of Amendment No. 1 to the Registration Statement.  The Company supplementally advises the Staff that, although Dr. Doudna was involved in the founding of the Company, Dr. Doudna’s involvement with the Company was very limited and did not relate in any significant way to the Company’s business.  In May 2014, less than seven months after entering into a consulting agreement with the Company, Dr. Doudna gave notice of termination of that agreement, and she has had no further engagement in the Company’s business since that notice of termination.  During the seven months Dr. Doudna was engaged as a consultant, she participated in very few meetings with the Company’s employees or other founders and had no meaningful involvement with the development of Company’s business, which was then in its earliest stages.  Additionally, neither Dr. Doudna nor any institution associated with Dr. Doudna licensed any intellectual property to the Company and, consequently, the Company’s business plans have never included the development of any intellectual property associated with Dr. Doudna.  As a result of each of these circumstances, the Company believes that Dr. Doudna’s involvement with the Company’s competitors does not present any risks to the Company that are different from the competitive risks that the Company faces from affiliations between its competitors and other leaders in the field of genome editing.

Advantages of CRISPR/Cas9 for Genome Editing, page 100

17.       The Business discussion in this subsection and the following subsection address the advantages of CRISPR/Cas9 technology and your editing platform. Please revise to add discussion in the Business section concerning competing technologies, such as those identified on page 30, and any advantages they may have. In this regard, we note your risk factor disclosure on page 18 indicates that the Cas9 protein may be less attractive in some cases than the Cpf1 protein. Please revise to discuss this particular research. Be sure to identify the “cases” where Cas9 protein may be better alternative, and if discussed by these researchers, or otherwise known, the reasons why it may prove better.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 126 of Amendment No. 1 to the Registration Statement.

Control and Specificity, page 102

18.       Please tell us the basis for your claim of leadership in these fields.

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November 20, 2015

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 105 of Amendment No. 1 to the Registration Statement.

Engineered T Cell Therapies…, page 109

19.       Please revise to explain whether Target A and Target B are types of cancerous cells or something else. Similarly revise the Summary on page 2.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 113 of Amendment No. 1 to the Registration Statement.

Delivery, page 113

20.       Please explain how the chart at the top of page 115 supports your claims of efficient editing. In this regard, we note that percentages appear significantly lower than those you achieved in the context of human T cells.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 119 of Amendment No. 1 to the Registration Statement to remove the characterization of the observed editing as being efficient.

Competition, page 121

21.       Please revise your discussion of competitive conditions by describing in greater detail the current landscape for patent protections in your industry. In this regard, we note that across several risk factors on pages 45 to 48 you address specific risks stemming from existing third-party patents and patent applications. In your discussion of this landscape, identify specific patents and patent applications, if material, as well as their holders/applicants.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 42-43, 49, and 127-130 of Amendment No. 1 to the Registration Statement.

Intellectual Property, page 122

22.       Please revise your disclosures on pages 123 and 124 concerning in-licensed and owned patents to discuss whether the portfolio covers all four components of your gene editing platform and, if applicable, whether the patent coverage is more focused in certain areas, such as in the control and specificity fields where you claim to have a position of leadership. Refer to page 102.

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Division of Corporation Finance

November 20, 2015

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Amendment No. 1 to the Registration Statement.

23.       We note your disclosure on page 123 concerning the Suggestion of Interference. Please revise to discuss the basis or bases for any claims made by the University of California, Berkeley and associated parties in support of interference. Also, disclose whether the 10 patents involved in the interference request cover all aspects of your platform or are limited to certain aspects. If these patents focus heavily on specific areas of your platform, please discuss.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 42-43 and 128-129 of Amendment No. 1 to the Registration Statement.

24.       Please tell us whether the loss of any specific owned or in-licensed patent would have a material negative impact on the conduct of your business. If so, then revise to identify and describe the specific patent, its claims and whether it is under challenge. In this regard, we note your April 15, 2014 press release highlighting the awarding of U.S. Patent No. 8,697,359 as the first patent for engineered CRISPR/Cas9 system. We also note that multiple press accounts indicate that this patent is the focus University of California, Berkeley’s request for interference.

Response:                                        The Company supplementally advises the Staff that the loss of any specific owned or in-licensed patent of the Company could have a material negative impact on the conduct of the Company’s business; however, given that, as disclosed in Amendment No. 1 to the Registration Statement, there is significant uncertainty regarding intellectual property in the genome editing field, there can be no certainty as to whether any such loss will, in actuality, have such an impact.  The Company believes that the risk factor disclosure on intellectual property matters as revised in response to the Staff’s comments, including with respect to the University of California, Rockefeller, and ToolGen matters, appropriately discloses the potential risk of the loss of any specific owned or in-licensed patent.

25.       Revise to discuss the types of patents that you hold (i.e., composition of matter, use or process).

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 128 and 130-131 of Amendment No. 1 to the Registration Statement.

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Division of Corporation Finance

November 20, 2015

Outstanding Equity Awards, page 160

26.       Please tell us whether Ms. Bosley has received additional grants pursuant to section 6 of her employment agreement.

Response:                                        The Company advises the Staff that the Company’s board of directors did not make any additional restricted stock or stock option grants to Ms. Bosley pursuant to section 6 of her employment agreement.

Material U.S. Federal Income…, page 186

27.       Your disclosures on pages 186, 187 and 190 concerning the “general” nature of the information inappropriately suggests that you are disclaiming responsibility for the disclosures. Please revise to remove these disclaimers.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 195, 196, and 199 of Amendment No. 1 to the Registration Statement.

Other

28.       Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:                                       The Company does not plan to include additional graphic, visual or photographic information in the printed prospectus other than the charts, diagrams, and tables that appear in Amendment No. 1 to the Registration Statement. If the Company decides to include additional visual information in the preliminary prospectus, the Company will promptly provide such additional information to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments regarding any such additional information.

29.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:                                        In response to the Staff’s request, the Company will provide to the Staff on a supplemental basis all of the written materials, as defined in Rule 405 under the Securities Act, that were presented to potential investors in reliance on Section 5(d) of the Securities Act.

Securities and Exchange Commission
Division of Corporation Finance

November 20, 2015

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000.  Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly

Rosemary G. Reilly

cc: Katrine S. Bosley, Editas Medicine, Inc.